EXHIBIT 1
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                                [GRAPHIC OMITTED
                          [LOGO - ABITIBI CONSOLIDATED]

                         1155 Metcalfe Street, Suite 800
                                Montreal, Quebec
                                     H3B 5H2






                         ANNUAL INFORMATION FORM FOR THE
                       FISCAL YEAR ENDED DECEMBER 31, 2003







                                  MAY 17, 2004



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                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE............................................3
GLOSSARY OF TERMS..............................................................3
ITEM 1:  DATE OF ANNUAL INFORMATION FORM.......................................4
ITEM 2:  CORPORATE STRUCTURE...................................................4
   FORMATION OF ISSUER.........................................................4
   SUBSIDIARIES................................................................4
ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS...................................4
   INDEFINITE IDLING & CAPACITY REDUCTION PROGRAM..............................5
   MARKET RELATED DOWNTIME.....................................................5
   INVESTMENT IN CHINA.........................................................5
   U.S. DEBT FINANCING AND AMENDMENT OF CREDIT FACILITIES......................5
   THIRD PARTY CERTIFICATION...................................................6
   OPERATIONAL IMPROVEMENTS....................................................6
   CAPITAL EXPENDITURE.........................................................6
   CREDIT RATING...............................................................7
   DIVIDENDS...................................................................7
   ALMA MILL...................................................................7
   CREATION OF A JOINT VENTURE TO PRODUCE ENGINEERED WOOD......................7
   SALE OF SAINT-FELICIEN PULP MILL............................................7
   THOROLD MILL................................................................7
   EXPLOITS RIVER HYDRO........................................................7
   PANASIA JOINT VENTURE.......................................................8
   SALE OF THE WAYAGAMACK MILL.................................................8
   BAIE-COMEAU MILL............................................................8
   TRENDS......................................................................8
      NEWSPRINT MARKET.........................................................8
      VALUE-ADDED GROUNDWOOD PAPERS MARKET.....................................8
      LUMBER MARKET............................................................8
ITEM 4:  DESCRIPTION OF THE BUSINESS...........................................9
   PAPER AND WOOD PRODUCTS SALES DISTRIBUTION..................................9
   PRINCIPAL PRODUCTION FACILITIES.............................................9
   COMPETITION.................................................................9
   EFFECTS OF ENVIRONMENTAL REGULATION ON CAPITAL EXPENDITURES.................9
   HUMAN RESOURCES............................................................10
   FIBRE SUPPLY...............................................................10
   ENERGY SUPPLY..............................................................10
   FOREIGN EXCHANGE...........................................................10
   LITIGATION.................................................................11
      UNITED STATES CUSTOMS INVESTIGATION RELATED TO SOFTWOOD LUMBER PRODUCTS.11
      SOFTWOOD LUMBER DISPUTE.................................................11
ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION..........................12
   ANNUAL FINANCIAL INFORMATION FOR THE PREVIOUS THREE YEARS..................12
   DIVIDENDS..................................................................12
ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS.................................13
ITEM 7:  MARKET FOR SECURITIES................................................13
ITEM 8:  DIRECTORS AND OFFICERS...............................................13
ITEM 9:  ADDITIONAL INFORMATION...............................................14
ITEM 10: SUBSEQUENT EVENTS....................................................14
   AMENDMENT BY THE COMPANY OF ITS REVOLVING CREDIT FACILITY..................14
   LABOUR NEGOTIATIONS........................................................15
   SOFTWOOD LUMBER DISPUTE....................................................15
   SALE BY THE COMPANY OF ITS REMAINING INTEREST IN SFK PULP FUND.............15
   CREDIT RATING..............................................................16
   Sale of Voyageur Panel.....................................................16


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ABITIBI-CONSOLIDATED INC.
2003 ANNUAL INFORMATION FORM
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                       DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the 2003 Annual Report of Abitibi-Consolidated Inc., including the audited consolidated financial statements for the fiscal year ended December 31, 2003, the report of the auditors thereon dated January 26, 2004 and management's discussion and analysis thereon (the "2003 Annual Report"), and certain specifically identified pages of the Management Proxy Circular dated February 24, 2004 prepared in connection with the April 29, 2004 annual meeting of the shareholders of Abitibi-Consolidated Inc. (the "2003 Proxy Circular"), filed with the securities commission or similar authority in each of the provinces of Canada and the U.S. Securities and Exchange Commission, are incorporated by reference into and form an integral part of this Annual Information Form.

                                GLOSSARY OF TERMS

Unless otherwise noted or the context otherwise indicates, references to the "Company" are to Abitibi-Consolidated Inc., its subsidiaries and its interests in joint ventures and other entities.

A Glossary of Terms is included on pages 108 and 109 of the Company's 2003 Annual Report and is incorporated herein by reference.


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FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and under the heading "MANAGEMENT'S DISCUSSION AND ANALYSIS" on pages 38 to 56 of the Company's 2003 Annual Report and in other sections of such 2003 Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Company operates and statements of the Company's belief, intentions and expectations about developments, results and events which will or may occur in the future, including statements relating to trends, expected operating cost savings and expected capital expenditures, constitute "forward-looking statements" within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Company derived from its experience and perceptions. In addition, other written or oral statements, which constitute forward-looking statements may be made from time to time by or on behalf of the Company. Such forward-looking statements are subject to important risks, uncertainties, and assumptions which are difficult to predict and which affect the Company's operations, including but not limited to: the impact of general economic conditions in the United States and Canada and in other countries in which the Company currently does business; impact of new duties imposed on lumber exported to the United States; industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's businesses; increased competition; lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; fluctuation in foreign exchange or interest rates; stock market volatility; obtaining required approvals of regulatory authorities; opportunities available to or pursued by the Company; ability to successfully integrate companies or businesses acquired and other factors, many of which are beyond the control of the Company. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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ABITIBI-CONSOLIDATED INC.
2003 ANNUAL INFORMATION FORM
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                            ABITIBI-CONSOLIDATED INC.
                             ANNUAL INFORMATION FORM


ITEM 1:  DATE OF ANNUAL INFORMATION FORM

This Annual Information Form is dated as of May 17, 2004. Except as otherwise indicated, the information contained in this Annual Information Form is stated as at December 31, 2003 and all dollar amounts are expressed in Canadian dollars.


ITEM 2:  CORPORATE STRUCTURE

FORMATION OF ISSUER

The Company continued from the amalgamation of Abitibi-Price Inc. ("API") and Stone-Consolidated Corporation ("SCC") under the CANADA BUSINESS CORPORATIONS ACT, pursuant to a certificate and articles of amalgamation dated May 30, 1997.

API was incorporated under the laws of Canada on February 9, 1914. SCC continued from the amalgamation of Stone-Consolidated Corporation (the "Former SCC") and Rainy River Forest Products Inc. ("RR"), pursuant to a plan of arrangement effective as at November 1, 1995. The Former SCC was incorporated under the laws of Canada on June 22, 1993 and acquired its operating assets on December 17, 1993 from its sole shareholder at that time, Stone Container (Canada) Inc., a wholly-owned subsidiary of Stone Container Corporation (now a subsidiary of Smurfit-Stone Container Corporation). Prior to that date, SCC had no history as a separate operating entity. RR was incorporated under the laws of Ontario on April 28, 1941. The principal executive office and the registered office of the Company are located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

SUBSIDIARIES

The following lists the principal subsidiaries of the Company as at December 31, 2003, as well as their respective jurisdictions of incorporation.
Parent-subsidiary relationships are denoted by indentations. Unless otherwise indicated, 100 percent of the shares of each subsidiary is owned by the immediate parent company.

      Abitibi-Consolidated Inc.                                         Canada
           Abitibi-Consolidated Company of Canada(1) ("ACCC")           Quebec
                Donohue Corp.                                           Delaware
                     Abitibi-Consolidated Corp.(2)                      Delaware
                     Abitibi Consolidated Sales Corporation(3)          Delaware
                Bridgewater Paper Co. Ltd.                              England

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $4.8 billion in 2003. The Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, the Company is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 11,200 Paper Retriever(R) collection points and 14 recycling


--------
1 ACCC holds most of the Canadian operating assets of the Company, as well as a 50% interest in Pan Asia Paper Co. Pte Ltd. Pan Asia Paper Co. Pte Ltd has an interest in four mills producing mainly newsprint located in South Korea, China and Thailand and a newsprint mill under construction in China.

2   Abitibi-Consolidated Corp. was formerly known as Donohue Industries Inc.

3 Abitibi Consolidated Sales Corporation holds a 50% ownership interest in a newsprint joint venture in Augusta, Georgia and a 100% interest in Abitibi-Price Alabama Recycling Corporation and Abitibi-Price Alabama Corporation, which in turn respectively hold a 50% ownership interest in Alabama River Recycling Company and Alabama River Newsprint Company.


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centres in Canada, the United States and the United Kingdom. The Company has
ownership interests in 27 paper mills, 21 sawmills, 4 remanufacturing facilities and 1 engineered wood facility located in Canada, the U.S., the U.K., South Korea, China and Thailand. As of December 31, 2003, the Company had approximately 16,000 employees, excluding Pan Asia Paper Co. Pte Ltd ("PanAsia").

INDEFINITE IDLING & CAPACITY REDUCTION PROGRAM

On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin, Texas and Port-Alfred, Quebec paper mills, as of December 14, 2003, representing an additional combined annual capacity of 432,000 tonnes of newsprint and 270,000 tonnes of other paper grades. This announcement affected 580 employees at the Lufkin mill and 640 employees at the Port-Alfred mill.

The Company also announced the permanent closure of two previously idled paper machines, one at the Port-Alfred mill and one at the Sheldon, Texas newsprint mill, representing a combined annual newsprint capacity of 230,000 tonnes. These actions, combined with improved operating efficiencies, should reduce annual operating costs by at least $125 million.

In December 2002, the Company had indefinitely idled its operations at the Sheldon newsprint mill. Since 2002, the Company has therefore indefinitely idled 760,000 tonnes and permanently removed 230,000 tonnes of high-cost newsprint capacity, thereby improving its overall cost structure and better adjusting production to its order book for 2004.

In addition, the conversion to Equal Offset(R) of the newsprint machine at the Alma, Quebec mill will allow the Company to permanently convert 170,000 tonnes of annual newsprint capacity.

In 2001, the Company completed its previous capacity reduction program of high-cost newsprint through the shutdown of approximately 130,000 tonnes at its West Tacoma, Washington mill, 180,000 tonnes of shutdown and conversion to value-added paper at its Kenora, Ontario mill, and the conversion of approximately 45,000 tonnes to value-added groundwood paper capacity at other mills. These reductions were in addition to the reduction, in 1999, of the Company's high-cost newsprint production capacity by approximately 353,000 tonnes.

MARKET RELATED DOWNTIME

The Company begins 2004 with approximately one million tonnes of annual focused downtime. In spite of this reduced capacity, the Company anticipates selling as much, if not more, products in 2004 than in 2003.

In 2003, excluding PanAsia, the Company took 977,000 tonnes of market-related downtime in order to adjust production according to its order book. The downtime was mainly taken from the idling of the Sheldon mill and one machine at the Port-Alfred mill. The remaining downtime was taken through temporary shutdowns at all locations. This compares to 887,000 tonnes of downtime taken in 2002 and 796,000 tonnes of downtime taken in 2001.

INVESTMENT IN CHINA

On September 10, 2003, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China, 280 km southwest of Beijing. Construction of the mill began during the first quarter of 2004 and production is expected to start during the third quarter of 2005, with a rated capacity of 330,000 tonnes per year. The newsprint will be produced from 100 percent recycled fibre. The project represents an investment of approximately US$300 million without any direct cash contribution from PanAsia's joint venture partners.

U.S. DEBT FINANCING AND AMENDMENT OF CREDIT FACILITIES

On June 18, 2003, Abitibi-Consolidated Company of Canada issued in the United States US$150 million of 5.25% Notes due 2008 and US$350 million of 6.00% Notes due 2013, unconditionally guaranteed by the Company. The net


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proceeds from the offering were used to repay outstanding debt under existing credit facilities. As a result, the total debt of the Company remained at the same level. In connection with the offering, the Company and its lenders have agreed to merge the Company's $500 million 364-day and $300 million multi-year revolving credit facilities and to reset the maturity dates to June 30, 2005, from December 17, 2003, and December 30, 2005 respectively. The new revolving credit facility has substantially the same terms and conditions as the prior agreement, except for certain amendments which provide the Company with increased financial flexibility. These amendments became effective upon completion of the offering. The amended terms of the revolving credit facility require the Company to maintain the following ratios, calculated at the end of each quarterly period: o a ratio of net funded debt to total capitalization not exceeding 70%; and o a ratio of EBITDA to net interest expense of at least: (i) 1.25x for the second quarter of 2003, (ii) 1.00x for the third and fourth quarters of 2003, (iii) 1.25x for the first and second quarters of 2004, (iv) 1.50x for the third and fourth quarters of 2004 and (v) 2.00x for 2005.

In calculating these ratios, and subject to certain adjustments: (i) net funded debt is essentially equivalent to short-term and long-term debt plus the amount outstanding under any accounts receivable securitization programs minus cash and cash equivalents; (ii) total capitalization is essentially defined as net funded debt plus shareholders' equity; (iii) EBITDA is essentially equivalent to earnings before interest, taxes, depreciation and amortization on a trailing 12-month basis; and (iv) net interest expense essentially represents interest expense minus interest income. As discussed on page 14, the company's interest coverage ratios were further amended in February 2004.

THIRD PARTY CERTIFICATION

In 2002, the Company achieved its goal of having all of the Company's 18 million hectares of its total managed land base in Canada associated with certified management systems. The Company's five-year program of having all its manufacturing operations (pulp and paper mills, sawmills and power generating facilities) certified to the ISO 14001 standard by the end of 2003 was essentially completed on schedule. Remaining registrations include the La Tuque, Quebec sawmill, which was audited in March, 2004, as well as the ISO certification of the Alma mill, which has been rescheduled to year-end 2004 due to major capital projects. The Company plans to obtain sustainable forest management ("SFM") certification for all its publicly and privately owned forestlands by the end of 2005. The Company chose to certify publicly owned lands under the Canadian Standards Association's SFM standard. For all private holdings in Canada and the United States, the Company chose to implement a system based on the Sustainable Forestry Initiative Standard. See page 25 of the Company's 2003 Annual Report for more information.

OPERATIONAL IMPROVEMENTS

Synergy cost savings from the Donohue acquisition reached an annualised run rate of $294 million in the fourth quarter of 2001, surpassing the $250 million target set by the Company after the acquisition of Donohue Inc.

In 2002, the Company set a target of reducing its costs by $100 million compared to 2001. All of the Company's locations implemented cost improvement initiatives to reduce material usage and/or increase machine productivity. At the end of the year 2002, the Company had realized $89 million in annualised cost reductions. Lower productivity caused by market-related downtime was the main factor for the Company not achieving its original goal.

In 2004, the Company expects to reduce its operating costs by at least $125 million.

CAPITAL EXPENDITURE

The Company intends to limit its capital expenditure program in 2004 to below $300 million, excluding its portion of the capital expenditures of the PanAsia joint venture. The Company intends to continue maintaining a disciplined capital expenditure program and to apply free cash flows towards the reduction of debt.


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CREDIT RATING

Three rating agencies rate the Company's debt instruments, namely Moody's Investors Service ("Moody's"), Standard & Poor's Rating Services ("Standard & Poor's") and Dominion Bond Rating Service Limited ("DBRS"). On November 18, 2002, Moody's assigned a Ba1 (with a stable outlook) rating to the Company's debentures down from a Baa3 (negative outlook). Interest payments under the Company's current debt rose by approximately $3 million annually as a result of this rating change. On February 18, 2003, Standard & Poor's lowered its rating from BBB-with negative outlook to BB+ with a stable outlook. The same rating agency revised the outlook to negative from stable on October 27, 2003. On October 17, 2003, Moody's placed the Ba1 debt rating of the Company under review for possible downgrade. On November 4, 2003, DBRS downgraded the debt rating of the Company to BB (high) from BBB (low). The trend changed to stable from negative.

DIVIDENDS

In the second quarter of 2003, the Company's board of directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.

ALMA MILL

In December 2002, the Company announced it would convert the newsprint machine at its mill in Alma to produce the Company-developed groundwood paper known as Equal Offset(R). The total cost of the project is now estimated at approximately $195 million, including capitalized interest. The machine is scheduled to start up in the second quarter of 2004, ramping up to Equal Offset(R) paper in the second half of 2004. Once converted, this Alma machine will have an annual production capacity of 230,000 tonnes of Equal Offset(R) paper.

CREATION OF A JOINT VENTURE TO PRODUCE ENGINEERED WOOD

In November 2002, the Company and Louisiana-Pacific Canada Ltd. ("Louisiana-Pacific") formed a joint venture to produce I-joists, used mainly in residential and commercial floor construction. The new mill, with an annual production capacity of 70 million linear feet, is located in Larouche, in the Lac-St-Jean region of Quebec. The Company and Louisiana-Pacific each own 50% of the joint venture and together invested a total of $15 million. The joint venture began production in May 2003 and reached commercial production in the third quarter as expected.

SALE OF SAINT-FELICIEN PULP MILL

In August 2002, the Company sold its northern bleached softwood kraft ("NBSK") pulp mill located in Saint-Felicien, Quebec, to a member of a group of entities controlled by SFK Pulp Fund (collectively, "SFK") for a total consideration valued at $693 million. The consideration consisted of $544 million in cash and a 25% interest through a holding of class "B" exchangeable units. The Company's interest in SFK was subordinated, until December 31, 2003, to the SFK units offered to the public in respect of monthly cash distributions. Of the cash proceeds, $16 million was reserved to maintain, until December 31, 2003, the level of monthly distributions that would have been payable on all publicly-held SFK units had the Company held and retained an indirect economic interest of 41%. Excluding the subordination, the Company realized a pre-tax gain of $364 million on disposal of 75% of the pulp mill. The net proceeds from the sale were used to reduce outstanding indebtedness of the Company by $370 million.

THOROLD MILL

In the third quarter of 2002, the Company completed the conversion of its Thorold, Ontario mill to produce newsprint with 100% recycled content, thereby reducing production costs. The project was completed on time and below the original $50 million budget.

EXPLOITS RIVER HYDRO

On September 19, 2001, the Company entered into a partnership with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc., to further develop the hydroelectric potential in Newfoundland. The Company


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holds a 49% interest in the partnership. The project has been completed, commissioned and received final approval from Newfoundland and Labrador Hydro in the fourth quarter of 2003. Exploits River Hydro Partnership is supplying power to the provincial grid under a long-term contract with the utility.

PANASIA JOINT VENTURE

In August 2001, the Company increased its interest in PanAsia from one-third to one-half under an agreement with Norske Skogindustrier ASA of Norway ("Norske"). Together they jointly acquired the one-third interest previously owned by Hansol Paper Co., Ltd. of South Korea for a total of US$350 million (the Company's share was US$175 million). In May 2002, the Company and Norske amended the Shareholder's Agreement of PanAsia to better suit a dual ownership.

PanAsia paid to each of its two shareholders dividends of US$25 million in May 2002 and US$30 million in May 2003.

SALE OF THE WAYAGAMACK MILL

On May 8, 2001, the Company sold to Kruger Wayagamack Inc., a majority-owned subsidiary of Kruger Inc., substantially all of the assets of the Wayagamack mill located in Trois-Rivieres, Quebec. Kruger Wayagamack Inc. has announced its intention to transform the mill over the next few years into a manufacturing facility for certain coated groundwood grades that are not currently part of the Company's core products.

BAIE-COMEAU MILL

In the first quarter of 2003, the Company completed the upgrade of the thermomechanical process of the Baie-Comeau, Quebec mill, thereby increasing paper quality and reducing production costs. The project was completed within the original $42 million budget.

TRENDS

         NEWSPRINT MARKET

The Company expects newsprint consumption to grow in line with stronger economic growth in North America. Consumption is expected to be flat in the first half of the year, with approximately 2% gain in the second half. The key risk factors to a consumption recovery relate to the strength of the U.S. economy, specifically with respect to job creation, and consequently in help wanted advertising, as well as continued general strength in advertising expenditures. Management expects 2004 consumption in Europe to be flat or slightly up. The main risk factor remains the extent of an economic recovery in continental Europe, particularly in Germany. The Company believes that capacity reductions in North America should lead to more balanced supply/demand conditions on this continent, while conditions in Europe should remain under pressure due to recent capacity increases.

         VALUE-ADDED GROUNDWOOD PAPERS MARKET

The Company expects uncoated groundwood demand to continue to grow in 2004 along with an improved economy. Uncoated groundwood grades are expected to benefit from improvement in advertising markets and continued grade substitution. Industry forecasters are predicting demand growth for 2004 to be approximately three to four percent. Regarding supply, recent reduction in uncoated groundwood capacity should lead to more supply/demand balance in North America. Imports from Europe continue to be a significant risk factor, but recent increase in imports may be tempered by the weak US dollar and any improvement in European markets.

         LUMBER MARKET

The Company expects housing starts in the U.S. to remain high in 2004 but to be slightly lower than the previous year due to the historically high levels of 2003. The Company expects demand in lumber to be high in the first half of the year and slightly lower in the second half.


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ITEM 4:  DESCRIPTION OF THE BUSINESS

The Company's principal operations produce and market newsprint and value-added groundwood papers. The Company's operations also include the manufacturing and marketing of wood products.

These businesses are described in the "Management's Discussion and Analysis", on the following pages of the Company's 2003 Annual Report:


      Newsprint                                             Pages 43 and 44;

      Value-Added Groundwood Papers                         Pages 44; and

      Wood Products                                         Pages 44, 45 and 46

The segmented results for these businesses are shown in the Company's Consolidated Financial Statements for the three years ended December 31, 2003, on page 63 of the Company's 2003 Annual Report.

The principal market for the Company's products is the United States, with the remainder marketed worldwide. See "Consolidated Geographic Segments" on page 64 of the Company's 2003 Annual Report for a breakdown of sales of the Company's products by geographic areas.

PAPER AND WOOD PRODUCTS SALES DISTRIBUTION

In North America, the Company distributes paper products primarily through its own sales force, directed from Montreal, Quebec, a customer service centre in White Plains, New York and sales offices in Atlanta, Georgia, Chicago, Illinois, Dallas, Texas, and Scottsdale, Arizona. Internationally, the Company has sales offices in Ellesmere Port, U.K. and supplements its sales force efforts with independent commissioned sales agents and distributors.

The Company distributes wood products primarily through its own sales force based in Montreal, Quebec and a sales office in Vancouver, British Columbia.

PRINCIPAL PRODUCTION FACILITIES

The location and capacity of each of the Company's paper manufacturing and sawmill operations are listed on pages 34 to 37 of the Company's 2003 Annual Report.

COMPETITION

Competition is present in all markets for the Company's products. The Company's main competitors are North American and Western European paper manufacturers and North American lumber producers. While selling prices, quality and customer service are generally the principal factors influencing competition, other factors such as risks related to foreign exchange, cost of fibre supply, as well as the ongoing dispute between the United States and Canada regarding the sale of softwood lumber exports to the United States, can also have an impact on the Company's competitive position. See "Management's Discussion and Analysis; Risk and Uncertainties" on pages 50 and 51 of the Company's 2003 Annual Report for a more detailed discussion of the foregoing.

EFFECTS OF ENVIRONMENTAL REGULATION ON CAPITAL EXPENDITURES

The financial and operational effects of environmental protection requirements on capital expenditures are described under the heading "Management's Discussion and Analysis; Environment" on page 51 of the Company's 2003 Annual Report.


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HUMAN RESOURCES

As of December 31, 2003, the Company employed approximately 16,000 employees, about the same number as were employed at the end of 2002. Approximately 85% of the Company's employees are under collective agreements. Six collective agreements which expired before December 31, 2003 still have to be renewed. The facilities covered by these collective agreements are the Sheldon mill, which is currently idled, and sawmills and woodlands facilities. While the Company does not anticipate any labour disruptions at these facilities, as is the case with any negotiation, the possibility that disruptions will arise exists. On April 30, 2004, collective bargaining agreements covering approximately 4,800 employees in 12 mills of the Company's newsprint and value-added divisions will expire.

FIBRE SUPPLY

Virgin wood, virgin wood fibre and waste paper constitute the basic raw materials for the Company's newsprint, value-added groundwood papers and lumber. The Company's Canadian mills obtain a majority of their virgin wood and virgin wood fibre requirements from rights to cut timber on public lands pursuant to agreements with the applicable provincial government. The volume of timber allocated to the Company under these agreements varies depending on, among other things, changes in the requirements of the mill, availability of alternate fibre sources, the level of forest management activities carried out by the Company to maintain a sustainable wood fibre yield, and adjustments to the volume of timber allocated to the Company, as provided for in the legislation of each jurisdiction from time to time. The Company's fibre resources are obtained mostly from harvesting rights on public lands in Quebec, Ontario, Newfoundland and British Columbia. The Province of Quebec is currently reviewing its forest management practices. Some reduction in harvesting rights allocation and increases in costs of forest management may occur as a result. See "Management's Discussion and Analysis; Risk and Uncertainties - Fibre Supply" on page 50 of the Company's 2003 Annual Report for additional information on the sources, pricing and availability of the Company's raw fibre requirements.

ENERGY SUPPLY

As is generally the case for paper manufacturers, electric power is one of the largest cost components for the Company. Excluding PanAsia, in 2003 the Company internally generated, from hydroelectric and cogeneration sources, approximately 23% of the electric power it used. The Company's ability to continue to internally generate hydroelectric power is conditional on the Company's ability to renew its rights to utilize and manage provincial waterways for the generation of electric power. The renewals of these rights are subject to provincial government discretion and certain conditions, including the operation of the paper mills to which the electrical generating capacity relates. The Company burns biomass to generate a significant proportion of its steam requirements. The Company's remaining energy needs are met through agreements with local electric utilities and oil, coal and natural gas suppliers on standard market terms. The major suppliers of the Company's external electric power needs include Hydro-Quebec and Ontario Power Generation. See "Management's Discussion and Analysis; Risk and Uncertainties - Energy" on page 51 of the Company's 2003 Annual Report for additional information on the pricing of the Company's energy requirements.

FOREIGN EXCHANGE

The Company's foreign exchange risk and foreign exchange management policy are described in the "Management's Discussion and Analysis; Risk and Uncertainties - Foreign Exchange", on pages 50 and 51 of the Company's 2003 Annual Report.


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

LITIGATION

         UNITED STATES CUSTOMS INVESTIGATION RELATED TO SOFTWOOD LUMBER PRODUCTS

On June 30, 1999, the Company and Produits Forestiers Petit Paris Inc. (one of the Company's joint venture sawmills for which the Company acts as exclusive sales agent) were sent notices by the United States Customs Services ("Customs") stating that a civil Customs investigation had been initiated. Customs has alleged that the Company has fraudulently described certain softwood lumber imports into the United States as "truss components" and classified them accordingly, when in fact they were not. The Company denies the fraud allegations and is also disputing Customs' views on the underlying classification questions.

In February 2001, Customs issued a ruling that the lumber products at issue should be classified as softwood lumber and not as "truss components" as claimed by the Company. The Company has appealed this classification ruling in the U.S. courts. Because the proceedings are still at an early stage, it is not possible to predict the outcome of this appeal.

In 1999, Customs also opened a civil investigation related to imports of lumber for "truss components" by Donohue Forest Products Inc., now known as ACCC. Customs also referred the matter to the U.S. Justice Department as a possible criminal fraud case. Both investigations claimed that ACCC fraudulently classified regular softwood lumber as "truss components". In late 2003, the Justice Department decided not to pursue a criminal action, leaving the civil investigation pending. ACCC denies the claims of fraud and has been cooperating with the U.S. authorities. At this stage, it is not possible to predict the investigation's outcome.

         SOFTWOOD LUMBER DISPUTE

Following the expiration in March 2001 of the softwood lumber agreement between Canada and the United States, and in response to complaints from U.S. based competitors, the United States Department of Commerce (the "USDOC") and the United States International Trade Commission (the "USITC") conducted investigations into whether the Canadian softwood lumber was subsidized and/or sold at less than fair value and causing injury to the softwood lumber industry in the United States. On April 2, 2002, the USDOC published a company-specific antidumping margin ("AD") for the Company of 14.60%. It also found an industry-wide countervailing duty rate ("CVD") for certain provinces, including those in which the Company operates, of 19.34%. On May 22, 2002, the USDOC published an amended determination in the antidumping investigation, and lowered the Company's AD to 12.44% and the CVD to 18.79%. Also in May of 2002, the USITC determined that imports of Canadian softwood lumber threatened future injury to the softwood lumber industry in the United States. As a result of these determinations, from May 22, 2002, the Company has been required to post cash deposits on its softwood lumber exports to the United States, in the amount of 12.44% for estimated AD and 18.79% for estimated CVD. The Company has no potential liability for antidumping or countervailing duties on its U.S. exports occurring before that time.

These AD and CVD rates are deposit rates for estimated duties. Actual duty assessment rates are determined in annual retrospective review proceedings conducted by the USDOC. The annual review proceedings for 2002 commenced in mid-2003. The USDOC is expected to issue preliminary results around June 1, 2004, and final results by the fourth quarter of 2004. Based on normal shipment patterns, the impact of every 1% increase or decrease in CVD or AD represents a change of approximately $1.8 million to net earnings annually. The Company has paid and expensed in 2003, on a contingent basis, an amount of $77 million for CVD/AD deposits, compared to $44 million for the period from May 22, 2002 to December 31, 2002.

For the future, the impact of AD and CVD duties on the profitability of the Company's lumber operations will depend not only on the actual assessment rates, which cannot be predicted at this time, but also on the impact of duties on lumber prices in both the United States and Canada.

The Company and other parties to the investigations have appealed from the final determinations of both the USDOC and the USITC to bi-national panels pursuant to the North American Free Trade Agreement (the "NAFTA"), which appeals will result in further changes to these rates and may result in the elimination of such duties. The Government of Canada also has brought dispute settlement proceedings before the World Trade Organization (the "WTO").


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

         i)       NAFTA APPEALS

On July 17, 2003, a NAFTA panel issued its decision on the AD case, ordering the USDOC to recalculate its determination of duties on individual Canadian companies. The USDOC issued a revised determination on October 15, 2003, which, once the appeal process is concluded, will lower the Company's AD deposit rate from 12.44 % to 11.85 %. The NAFTA panel subsequently upheld challenges by several other companies to their recalculated rates, and the USDOC is due to issue a further revised determination by April 20, 2004. The Company's revised cash deposit rate thus will likely take effect later in the second quarter of 2004, provided there are no further NAFTA challenges in the AD case.

On August 13, 2003, a NAFTA panel issued its decision on the CVD case, ruling that the method used by the USDOC to measure the benefit of the alleged subsidies was contrary to law.

On September 5, 2003, a NAFTA panel rejected all major arguments brought by the USITC to justify the "threat of injury to a U.S. industry". On December 15, 2003, the USITC issued a revised threat of injury determination, upholding its original conclusion. The Canadian parties have challenged the revised determination. The NAFTA panel is expected to issue a decision on that challenge by April 30, 2004. If the "threat of injury to a U.S. industry" is not proven, there is no justification to impose CVD or AD.

         ii)      WTO APPEALS

On August 29, 2003, a WTO panel issued its final report on the CVD issue, largely in Canada's favour and against the methodology the USDOC used to measure the alleged subsidy.

         iii)     SETTLEMENT DISCUSSIONS

On December 6, 2003, Canadian and United States government negotiators came up with a framework to settle the softwood lumber dispute. The proposal, which was not accepted, could have terminated both CVD and AD cases and returned the Canadian industry to a quota allocation system for shipments of lumber to the United States. The Company continues to believe that stability will only return to the lumber market once the dispute is resolved.


ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL FINANCIAL INFORMATION FOR THE PREVIOUS THREE YEARS

Selected financial information for the Company's last three years is included in "Historical Review", on pages 92 to 95 of the Company's 2003 Annual Report.

This information should be read in conjunction with the Company's "Management's Discussion and Analysis" and audited consolidated financial statements for the three years ended December 31, 2003, on pages 38 to 89 of the Company's 2003 Annual Report.


DIVIDENDS

The Company is not subject to restrictions on payment of dividends under loan agreements. Pursuant to the CANADA BUSINESS CORPORATIONS ACT, the Company is prohibited to declare or pay a dividend if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Dividends on common shares are declared by the Company on a quarterly basis and the amount may vary from quarter to quarter.


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

ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's "Management's Discussion and Analysis" is included on pages 38 to 56 of the Company's 2003 Annual Report.


ITEM 7:  MARKET FOR SECURITIES

Information on the Company's market for securities is included on page 110 of the Company's 2003 Annual Report.


ITEM 8:  DIRECTORS AND OFFICERS

The names of the directors of the Company, as well as their respective principal occupations within the five preceding years, and municipality of residence, are provided on pages 106 and 107 of the Company's 2003 Annual Report and on pages 3 to 6 of the Company's 2003 Proxy Circular.

Each director holds office until the earlier of the next annual shareholders meeting of the Company or the appointment or nomination of such director's successor. See "Election of Directors" on pages 3 to 7 of the Company's 2003 Proxy Circular for information on the periods during which each director has served on the board of directors of the Company and the identity of the members of committees of the board of directors of the Company.

The name, municipality of residence and offices of each executive officer of the Company as of December 31, 2003 are set forth below:

    ------------------------------------------------------------------------------------------------
    NAME AND MUNICIPALITY OF RESIDENCE           OFFICES
    ------------------------------------------------------------------------------------------------
    RICHARD DROUIN, Q.C., c.r.                   Chairman of the Board
    Quebec, Quebec
    ------------------------------------------------------------------------------------------------
    JOHN W. WEAVER                               President and Chief Executive Officer
    Montreal, Quebec
    ------------------------------------------------------------------------------------------------
    LOUIS-MARIE BOUCHARD                         Senior Vice-President, Woodlands & Sawmill
    Quebec, Quebec                               Operations
    ------------------------------------------------------------------------------------------------
    ALAIN GRANDMONT                              Senior Vice-President, Value-Added Paper Operations
    St-Sauveur, Quebec
    ------------------------------------------------------------------------------------------------
    COLIN KEELER                                 Senior Vice-President, North American Newsprint
    Montreal, Quebec                             Sales
    ------------------------------------------------------------------------------------------------
    PAUL PLANET                                  Senior Vice-President, International Sales &
    Montreal, Quebec                             Operations
    ------------------------------------------------------------------------------------------------
    PIERRE ROUGEAU                               Senior Vice-President, Corporate Development and
    Montreal, Quebec                             Chief Financial Officer
    ------------------------------------------------------------------------------------------------
    DAVID SCHIRMER                               Senior Vice-President, Value-Added Paper Sales
    Darien, Connecticut
    ------------------------------------------------------------------------------------------------
    THOR THORSTEINSON                            Senior Vice-President, North American Newsprint
    Montreal, Quebec                             Operations
    ------------------------------------------------------------------------------------------------
    BRUNO TREMBLAY                               Senior Vice-President, Technology Services
    Notre-Dame de l'Ile Perrot, Quebec
    ------------------------------------------------------------------------------------------------
    JACQUES P. VACHON                            Senior Vice-President, Corporate Affairs and
    Montreal, Quebec                             Secretary
    ------------------------------------------------------------------------------------------------

All executive officers have been employed by the Company, API or SCC for the past five years, with the following exceptions: Mr. Rougeau was Managing Director at UBS Bunting Warburg Inc. from March 1998 until September 2001, when he joined the Company. Prior to such time he was Managing Director of Scotia Capital Markets Inc.; and


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ABITIBI-CONSOLIDATED INC.
2003 ANNUAL INFORMATION FORM

Mr. Bouchard was Senior Vice-President, Woodlands and Sawmills of Donohue prior to joining the Company in May 2000 following the acquisition of Donohue by the Company.

As at December 31, 2003, directors and executive officers of the Company held 315,187 of the Company's common shares, representing 0.0716% of the Company's outstanding common shares, 280,687 deferred share units, and 5,508,732 options to purchase common shares of the Company.


ITEM 9:  ADDITIONAL INFORMATION

When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of the Company's securities, (i) copies of this Annual Information Form, together with copies of any document or the relevant pages of any document incorporated by reference in this Annual Information Form, (ii) copies of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and copies of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, (iii) copies of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) copies of any other documents that are incorporated by reference into the prospectus, may be obtained from the Secretary of the Company on request. At any other time, copies of the documents referred to in (i) to (iii) above, may be obtained from the Secretary of the Company, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including Directors' and Officers' remuneration, their indebtedness to the Company, the principal holders of the Company's securities, the options to purchase securities and the interests of insiders in material transactions, where applicable, is contained in the Company's 2003 Proxy Circular. Additional financial information is provided in the Company's consolidated financial statements contained in its annual report for its most recently completed financial year.


ITEM 10:  SUBSEQUENT EVENTS

The information set forth below is stated as at May 17, 2004.

AMENDMENT BY THE COMPANY OF ITS REVOLVING CREDIT FACILITY

In February 2004, the Company, in order to increase its financial flexibility on its revolving credit facility and manage its liquidity prudently, requested and obtained an amendment to its interest coverage ratios. The amended terms of the revolving credit facility require the Company to maintain the following ratios, calculated at the end of each quarterly period:

         o a ratio of net funded debt to total capitalization not exceeding 70%; and

         o a ratio of EBITDA to net interest expense of at least: (i) 1.00x for the first and second quarters of 2004; (ii) 1.25x for the third and fourth quarters of 2004; and (iii) 1.50x for the first and second quarters of 2005.

In calculating these ratios, and subject to certain adjustments: (i) net funded debt is essentially equivalent to short-term and long-term debt plus the amount outstanding under any accounts receivable securitization programs minus cash and cash equivalents; (ii) total capitalization is essentially defined as net funded debt plus shareholders' equity; (iii) EBITDA is essentially equivalent to earnings before interest, taxes, depreciation and amortization on a trailing 12-month basis; and (iv) net interest expense essentially represents interest expense minus interest income.

The Company is currently in compliance with the terms and conditions prescribed under the agreement governing its revolving credit facility.


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

LABOUR NEGOTIATIONS

As stated above, on April 30, 2004, collective bargaining agreements covering approximately 4,800 employees in 12 mills of the Company's newsprint and value-added papers divisions expired. On January 22, 2004, the Communications, Energy and Paperworkers Union of Canada (the "CEP"), which represents approximately 4,100 of these employees, has selected the Company as the pattern-setting employer for negotiations in Eastern Canada, giving the Company the opportunity to establish a framework agreement with the CEP that will serve as a model for other companies in the industry that must also negotiate with CEP. As announced by the CEP, the major issues to be negotiated include the duration of the collective agreement, wages, benefits, pension plan and job security. Significant progress has been realized since the start of the negotiation. All local issues and contract language have been agreed upon and both sides are presently negotiating at the national and executive level on the issues of the duration of the collective agreement, wages, benefits, pension plan and job security. The Company believes that its labour relations are good and does not anticipate labour disruptions in its operations. However, as is the case with any negotiation, the possibility that disruptions will arise exists.

SOFTWOOD LUMBER DISPUTE

On January 13, 2004, the USDOC, following the NAFTA panel order of August 13, 2003, released a revised determination adopting a new methodology which, if confirmed by the NAFTA panel, would lower the Canada-wide CVD deposit rate from
18.79 % to 13.23 %. This determination, however, has been challenged by both the Canadian and U.S. parties, and is under review by the NAFTA panel. If the NAFTA panel rejects these challenges, the revised rate will not likely go into effect until late in the second quarter of 2004 at the earliest.

On January 19, 2004, the WTO Appellate Body ruled that the USDOC's benefit measurement methodology could be used in certain limited circumstances, but said it did not have sufficient information to rule on the appropriateness or specifics of USDOC's calculations in this case.

The WTO panel reviewing the AD issue issued its report to Canada and the United States on February 27, 2004. The panel upheld Canada's challenge to the USDOC practice of not counting "negative" dumping margins in determining overall AD rates, but rejected other claims. Appellate Body review is expected.

On March 22, 2004, a WTO panel issued its final report on the injury issue, finding fault with the ITC's original threat of injury determination. The U.S. may appeal this report and/or further WTO proceedings may be required regarding its implementation.

On April 13, 2004, the USDOC issued a further revised AD determination. The Company's revised cash deposit rate of 11.85% will likely take effect later in the second quarter of 2004, provided there are no further NAFTA challenges in the AD case.

On April 29, the NAFTA panel ruled for a second time that the USITC's determination that U.S. lumber producers were threatened by Canadian imports is not supported by substantial evidence. The NAFTA panel remanded the injury decision to the USITC, giving it 21 days to submit new information to the panel.


SALE BY THE COMPANY OF ITS REMAINING INTEREST IN SFK PULP FUND

On February 10, 2004, SFK Pulp Fund (the "Fund") and the Company announced the Fund's offering of 14,812,500 units for gross proceeds of $118.5 million. The net proceeds from such offering of approximately $112 million were used by the Fund to purchase the Company's remaining interest in SFK Pulp General Partnership ("SFK GP"). The Company has used these proceeds for the repayment of outstanding debt and for general corporate purposes. The transaction closed on February 27, 2004. As a result of this transaction, the Company no longer has a continuing interest in SFK GP.


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ABITIBI-CONSOLIDATED INC.
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

CREDIT RATING

On February 20, 2004, Moody's lowered its rating of the Company's debt instrument from Ba1 with a stable outlook to Ba2 with a negative outlook. On March 4, 2004, Standard & Poor's also lowered its rating from BB+ with a negative outlook to BB with a negative outlook. Interest payments under the Company's current debt are expected to rise by approximately $2 million annually as a result of these rating changes.

SALE OF VOYAGEUR PANEL

On April 15, 2004, Boise Cascade Corporation ("Boise") and its joint-venture partners announced that they had reached an agreement with Ainsworth Lumber Co. Ltd. for its purchase of Voyageur Panel Ltd for US$193 million, plus as much as US$10 million based on oriented strand board (OSB) prices between closing and year-end. Voyageur Panel is a joint venture owned by the Company (21%), Boise (47%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). The transaction is expected to close in the second quarter of 2004.




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